

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 4, 2006

via U.S. mail

William W. Deneau, President
Aurora Oil and Gas Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, MI  49684

> **Re:** **Aurora Oil and Gas Corporation**
> **Registration Statement on Form SB-2**
> **Filed September 8, 2006**
> **File No. 333-137176**
>
> **Form 10-QSB for quarter ended 3/31/2006**
> **Filed May 18, 2006**
> **File No. 1-32888**

Dear Mr. Deneau:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the period ended March 31, 2006, filed May 18, 2006
Controls and Procedures, Page 23

1. We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "except as discussed below."  Rather than indicating that the controls and procedures are

"effective" under the circumstances you describe, it appears that the contrary is correct.

Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer regarding the effectiveness of your disclosure controls and procedures. For example, if true, make clear that due to the identified matters, your disclosure controls and procedures are not effective. It is inappropriate to suggest that your disclosure controls and procedures are effective except to the extent that they are not effective.

2.  In subsequent filings, including the second quarter Form 10-KSB filed August 7, 2006, you should indicate what actions were taken to resolve any material weaknesses in the reporting period, including the material weakness you previously identified in the Form 10-QSB for the quarter ended March 31, 2006.

*********

As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,


Roger Schwall
Assistant Director


cc:     Lisa Beth Lentini
        Timothy Levenberg

        via fax: Iris Linder (517) 482-0887